Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Announces New Appointment to its Board of Directors

TEL AVIV, ISRAEL: March 17, 2014 — Radware (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today announced that Mr. Joel Maryles has been appointed to serve as an independent director on Radware's Board of Directors. This appointee will serve as a member of the Board until the Company’s next annual meeting of shareholders.

"We are very excited to have Joel join our Board of Directors," said Yehuda Zisapel, Chairman of the Radware Board of Directors. "We look forward to the valuable perspective he will provide for Radware's strategy as we remain focused on delivering value to our customers, employees and shareholders."

"I'm honored to join the Board of Directors of Radware and look forward to contributing my insight and guidance related to the Company's business," said Mr. Maryles.

Joel Maryles, 54, has held numerous senior positions on Wall Street over the past three decades.  From 2007 to 2012 he was founder and portfolio manager of T-Cubed Investments LP, an equity hedge fund. From 1996 to 2006 he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israel Investment Banking operation for Citigroup/Salomon Smith Barney.   From 1986 to 1996 Mr. Maryles held various senior positions at Furman Selz, a Wall Street investment bank, including Managing Director focused on Israeli technology and healthcare transactions.   Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a Bachelor of Science degree in Engineering from the University of Illinois and a Master of Business Administration from the University of Chicago.

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.